UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Synthorx, Inc.

(Name of Subject Company (Issuer))

THUNDER ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87167A103

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,599,172,092	$ 337,373

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Synthorx, Inc. (the “Company”), at a purchase price of $68.00 per share, net to the seller in cash, without any interest thereon and net of any applicable withholding taxes. Such shares consist of, as of 5:00 p.m., Eastern Time, on December 18, 2019 (the most recent practicable date): (i) 32,442,647 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 4,627,479 options, representing the right to purchase (subject to the terms thereof) an aggregate of 4,627,479 shares of Company Common Stock, (iii) restricted stock units with respect to an aggregate of 239,471 shares of Company Common Stock and (iv) 913,522 shares of Company Common Stock available for purchase in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $337,373	Filing Party: Sanofi, Aventis Inc. and Thunder Acquisition Corp.
Form or Registration No.: Schedule TO-T (File No. 005-90741)	Date Filed: December 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on December 23, 2019 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share (the “Offer Price”) net to the seller in cash, without any interest thereon and net of any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as set forth below:

1. The second paragraph of Section 15 “Conditions to the Offer” is hereby deleted in its entirety and replaced with the following:

“The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may amend the Offer as otherwise permitted by the Merger Agreement if, at one minute past 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend), (i) the Minimum Condition has not been satisfied, or (ii) any of the following other conditions shall not be satisfied or (to the extent permitted by applicable law) waived:”

2. The subsection “Legal Proceedings Relating to the Tender Offer” under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of such section:

“On January 7, 2020, Norman Blayer, a purported stockholder of the Company, filed a lawsuit in the United States District Court for the Eastern District of New York captioned Norman Blayer v. Synthorx, Inc., et al., Case No. 1:20-cv-00130 (the “Blayer Action”). The Blayer Action names the Company and members of the Company Board as defendants. The Blayer Action alleges, among other things, that all defendants violated Sections 14(e) and 14(d)(4) of the Exchange Act by omitting and/or misrepresenting certain material facts related to the transaction described in the Schedule 14D-9 filed by the Company. The Blayer Action further alleges that the members of the Company Board violated Section 20(a) of the Exchange Act. As relief, the Blayer Action seeks, among other things, to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger, rescinding the transaction or awarding rescissory damages should it not be enjoined, and an award of attorneys’ and experts’ fees.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2020

Thunder Acquisition Corp.

By:	/s/ John Reed
Name: John Reed
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Chan H. Lee
Name: Chan H. Lee
Title: Vice President